FOR IMMEDIATE RELEASE

Tuesday, August 28, 2007

(2007-08 #23)

CARMANAH RECEIVES $500,000 PURCHASE ORDER FOR SOLAR LED

BUS SHELTER LIGHTING SYSTEMS IN LONDON, ENGLAND

Victoria, British Columbia, Canada – Tuesday, August 28, 2007 - Carmanah Technologies Corporation (TSX: CMH) is pleased to announce that it’s United Kingdom office has received a $500,000 purchase order from Trueform Engineering Ltd for solar powered bus-shelter lighting systems to be installed on Transport for London bus shelters in London, England. Carmanah currently has hundreds of these “green” solar-powered lighting systems installed on bus shelters throughout the city, where they have proven to be an efficient, cost-effective and reliable lighting solution.

Carmanah's proprietary energy-management technology is well suited to London’s challenging solar environment, ensuring a reliable, year-round source of light in even the most adverse weather conditions. The solar powered shelter lights also offer distinct advantages over hardwired grid-based lighting systems, including easy installation, no scheduled maintenance, and the use of free, clean solar energy as a power source.

According to Art Aylesworth, Carmanah’s CEO, solar power is emerging as the technology of choice for illuminating transit waiting areas. "Carmanah is pleased to continue providing solar-powered lighting technology for London Buses' solar illuminated bus stop project," said Aylesworth. "We’ve been involved with this initiative since 2001, and are proud to continue our relationship with Trueform as a technology partner to London Buses. We look forward to delivering more solutions to a growing client base of public transport authorities throughout Europe."

London is leading the way in the innovative use of solar energy for transit applications. Solar-powered LED lighting technology is increasingly preferred by councils and transport agencies throughout Europe and North America as an efficient and environmentally friendly way to enhance customer service, security and safety along bus routes without incurring significant installation costs and ongoing maintenance and operating costs.

For more on Carmanah’s solar-powered bus shelter lighting technology, visit www.transitlights.com.

About Trueform Engineering Ltd.

Trueform Engineering Ltd. specializes in passenger transport infrastructure services and products, subcontract fabrication, engineering, and finishing services in the United Kingdom. Trueform is widely regarded as the UK's leading transportation solution provider to the bus industry and maintains depots throughout the region. The company has major contracts in place with numerous government bodies, including an exclusive agreement for bus stop and shelter infrastructure with London Buses. For more information, visit http://www.trueform.co.uk.

About London Buses

London Buses is the division of Transport for London that manages all bus services in London, England. The organization plans routes, specifies service levels and monitors service quality. It is also responsible for bus stations, bus stops and other support services for the city. London Buses' network is one of the largest and most comprehensive urban transport systems in the world. Each weekday over 6,800 scheduled buses transport more than six million passengers over 700 different routes. For more information, visit http://www.tfl.gov.uk/buses.

About Carmanah Technologies Corporation

With more than 250,000 installations worldwide, Carmanah is one of the world's premier suppliers of renewable and energy-efficient technologies, including solar-powered LED lighting, solar power systems & equipment and LED illuminated signage.

Carmanah is headquartered in Victoria, British Columbia, Canada and has branch offices and/or sales representation in 11 cities across Canada, the United States and the United Kingdom. The Company is publicly traded with common shares listed on the Toronto Stock Exchange under the symbol "CMH" and on the Berlin and Frankfurt Stock Exchanges under the symbol "QCX". For more information, please visit www.carmanah.com.

On Behalf of the Board of Directors,

Carmanah Technologies Corporation

“ Praveen Varshney “

Praveen Varshney, Director

For further information, please contact:

Investor Relations: Mr. Mark Komonoski Manager of Investor Relations Tel: (403) 470-8384 Toll-Free: 1-877-255-8483 mkomonoski@carmanah.com	Media: Mr. David Davies Public Relations Tel: (250) 382-4332 ddavies@carmanah.com

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.  These risks and uncertainties are described under the caption "Note Regarding Forward-looking Statements" and "Key Information - Risk Factors" and elsewhere in Carmanah’s Annual Report for the fiscal year ended December 31, 2006, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference.  Carmanah does not assume any obligation to update the forward-looking information contained in this press release.

C   H   A   N   G   E     T   H   E     W   O   R   L   D     W   I   T   H     U   S  ™

Building 4, 203 Harbour Road, Victoria, BC, Canada   V9A 3S2

Phone (250) 380-0052   Toll Free 1-800-665-3749

Fax (250) 380-0062   E-mail: investors@carmanah.com